EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital New Jersey Value Municipal Income Trust (VJV)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital New Jersey Value Municipal Income Trust (the "Fund") included:

        David C. Arch, Howard J Kerr and Dennis J. McDonnell

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  2,228,298                  Against   22,901

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  1,947,375                  Against   14,187